Exhibit 5.1

Our ref      SMC/604688/24730922v3

Ambarella, Inc.

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

18 October 2012

Dear Sirs

Ambarella, Inc.

We have acted as Cayman Islands counsel to the Company to provide this legal opinion in connection with the Company’s registration statement on Form S-8, including all amendments or supplements thereto (the “Form S-8”), filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended (the “Registration Statement”) relating to (i) the issuance of 1,267,858 Ordinary Shares, par value US$0.00045 per share (the “2012 Shares”), upon the granting of certain awards under the 2012 Equity Incentive Plan (the “2012 Plan”) consisting of (a) 983,657 Ordinary Shares to be issued pursuant to future awards under the 2012 Plan plus (b) 120,788 Ordinary Shares to be issued pursuant to stock option awards outstanding under the 2012 Plan as of the date of the Registration Statement; plus (c) 163,413 Ordinary Shares previously to be issued under the 2004 Amended and Restated Stock Plan (“2004 Plan”) that are now available for issuance under the 2012 Plan; (ii) Ordinary Shares, par value US$0.00045 per share of the Company (the “ESPP Shares”), to be issued under the 2012 Employee Stock Purchase Plan (the “ESPP” and together with the 2004 Stock Plan and 2012 Plan, the “Plans”); and (iii) Ordinary Shares, par value US$0.00045 per share of the Company (the “2004 Shares” and together with the 2012 Shares and the ESPP Shares, the “Shares”), to be issued pursuant to equity awards outstanding under the 2004 Plan as of the date of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents, and such other documents as we deem necessary:

1.1	The certificate of incorporation dated 15 January 2004 and the amended and restated memorandum and articles of association of the Company adopted on 16 November 2011 (the “Current Articles”) and the amended and restated memorandum and articles of association of the Company adopted on 14 September 2012 and effective immediately upon the closing of the Company’s initial public offering of its Ordinary Shares (the “Post-IPO Articles”).

1.2	The written resolutions of the board of directors of the Company dated 16 January 2004, 27 January 2004, 8 July 2004, 27 July 2004, 17 February 2006 (together, the “Director Resolutions”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	The minutes (the “Director Minutes”) of the meetings of the board of directors of the Company held on 17 May 2006, 13 September 2007, 3 September 2009, 13 April 2010, 8 June 2010, 8 March 2011 and 6 June 2011 (together, the “Director Meetings”).

1.4	The written resolutions of the shareholders of the Company dated 27 January 2004, 28 July 2004, 17 February 2006, 8 July 2009, 21 September 2012 (together, the “Shareholder Resolutions”).

1.5	The minutes (the “Shareholder Minutes”) of the meeting of the shareholders of the Company held on 16 November 2011 (the “Shareholder Meeting”).

1.6	A certificate of good standing with respect to the Company issued by the Registrar of Companies dated 12 October 2012 (the “Certificate of Good Standing”).

1.7	A certificate from a director of the Company a copy of which is attached to this opinion letter (the “Director’s Certificate”).

1.8	The Plans.

1.9	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Plans have been authorised and duly executed and unconditionally delivered by or on behalf of the Company in accordance with all relevant laws (other than the laws of the Cayman Islands).

2.2	The Plans are legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	The choice of the laws of the State of California as the governing law of the Plans has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of California, the United States of America and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the laws of the State of California, U.S law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	All signatures, initials and seals are genuine.

2.6	The power, authority and legal right of the Company under all relevant laws and regulations (other than the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform its obligations under the Plans.

2.7	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of California or the United States of America.

2.8	The Company has received, or will receive, money or money’s worth (the “Consideration”) in consideration for the issue of the Shares, and none of the Shares have, or will be, issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualification set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that the Shares to be offered and issued by the Company pursuant to the provisions of the Plans, have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plans for the consideration fixed thereto and duly registered in the Company’s register of members (shareholders), will be validly issued and (assuming that all of the Consideration is received by the Company) will be fully paid and non-assessable.

4	Qualifications

The opinions expressed above are subject to the following qualification:

4.1	Under the Companies Law (2012 Revision) of the Cayman Islands (the “Companies Law”), the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

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